Exhibit 99.2

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2022

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2022

i

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2022	December 31, 2021
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	4,040	3,828
Short-term investments	-	5,887
Short-term restricted deposits	560	-
Accounts receivable:
Trade, net	1,857	1,496
Other	450	713
	6,907	11,924
NON-CURRENT ASSETS:
Long-term restricted deposits	150	84
Long-term deposit	65	65
Property and equipment, net	127	119
Right of use assets	333	451
Intangible assets, net	6,176	7,013
Goodwill	10,429	10,998
	17,280	18,730
TOTAL ASSETS	24,187	30,654

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	2,638	1,219
Other	2,004	2,839
Short-term bank loans	400	-
Contract liabilities	533	514
Derivative financial instruments	216	488
Short-term lease liabilities	288	365
	6,079	5,425
NON-CURRENT LIABILITIES:
Long-term contract liabilities	8	18
Long-term lease liabilities	88	197
Deferred tax liabilities	490	645
Liability in respect of the Israeli Innovation Authority	206	182
	792	1,042
TOTAL LIABILITIES	6,871	6,467

EQUITY:
Ordinary shares	-	-
Share premium	92,520	91,112
Other equity reserves	16,338	16,732
Accumulated deficit	(91,542)	(83,657)
TOTAL EQUITY	17,316	24,187
TOTAL LIABILITIES AND EQUITY	24,187	30,654

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(UNAUDITED)

	Six months ended June 30
	2022	2021
	U.S. dollars in thousands (except share and per share data)

REVENUES	8,798	3,131
COST OF REVENUES	4,065	1,883
GROSS PROFIT	4,733	1,248

OPERATING EXPENSES:
Research and development expenses	2,283	1,483
Selling and marketing expenses	5,658	2,430
General and administrative expenses	4,249	2,588
Impairment of goodwill	569	-
Contingent consideration measurement	-	(434)
TOTAL OPERATING EXPENSES	12,759	6,067

OPERATING LOSS	8,026	4,819

FINANCIAL EXPENSE	282	183
FINANCIAL INCOME	(272)	(43)
FINANCIAL EXPENSE, net	10	140

LOSS BEFORE TAXES ON INCOME	8,036	4,959
TAXES ON INCOME	(151)	(76)
NET LOSS FOR THE PERIOD	7,885	4,883

BASIC AND DILUTED LOSS PER SHARE (IN DOLLARS)	(0.26)	(0.20)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS), BASIC AND DILUTED	30,515	24,637

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares
	Number of shares	Amount	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except number of share and per share data)

BALANCE AT JANUARY 1, 2022	30,000,339	-	91,112	16,732	(83,657)	24,187
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Exercise of pre-funded warrants	260,000	-	492	(492)	-	*
Exercise of options	46,561	-	64	(64)	-	-
Share-based payments	-	-	-	910	-	910
Expiry of options	-	-	748	(748)	-	-
Issuance of shares for service provider	140,135	-	104	-	-	104
Net loss for the period	-	-	-	-	(7,885)	(7,885)
BALANCE AT JUNE 30, 2022	30,447,035		92,520	16,338	(91,542)	17,316

BALANCE AT JANUARY 1, 2021	18,152,590	-	71,492	15,256	(70,532)	16,216
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2021:
Exercise of warrants	3,090,900	-	4,881	(1,171)	-	3,710
Exercise of options	34,807	-	55	(55)	-	-
Share-based payments	-	-	-	567	-	567
Registered direct offerings, net of issuance costs of $527	4,615,000	-	8,731	492	-	9,223
Net loss for the period	-	-	-	-	(4,883)	(4,883)
BALANCE AT JUNE 30, 2021	25,893,297	-	85,159	15,089	(75,415)	24,833

*	Less than $1 thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2022	2021
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(7,885)	(4,883)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents	65	(45)
Change in financial liabilities at fair value through profit or loss	(272)	(329)
Change in financial assets at fair value through profit or loss	183	(46)
Impairment of goodwill	569	-
Depreciation and amortization	1,013	757
Share-based payments	1,014	567
	2,572	904
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(361)	30
Decrease in other receivables	263	346
Increase in trade payables	1,419	6
Increase (decrease) in other payables	(811)	328
Decrease in deferred tax liabilities	(155)	(120)
Increase (decrease) in contract liabilities	9	(41)
	364	549
Net cash used in operating activities	(4,949)	(3,430)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(19)	(6,152)
Sale of short-term investments	5,723	16
Short-term restricted deposits	(500)	-
Right of use assets	(6)	(9)
Repayment of long-term restricted deposits	9	-
Long-term restricted deposits	(135)	-
Purchase of intangible assets	-	(203)
Purchase of property and equipment	(35)	(48)
Net cash provided by (used in) investing activities	5,037	(6,396)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of contingent consideration	-	(915)
Short-term bank loans	400	-
Lease payments (interest and principal)	(211)	(132)
Proceeds from public and direct offerings	-	9,750
Offering costs in connection with public and private offerings	-	(527)
Proceeds from exercise of warrants and pre-funded warrants	-	3,710
Net cash provided by financing activities	189	11,886

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2022	2021
	U.S. dollars in thousands

INCREASE IN CASH AND CASH EQUIVALENTS	277	2,060
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,828	11,017
EFFECT OF EXCHANGE RATE DIFFERENCES IN RESPECT OF CASH AND CASH EQUIVALENTS	(65)	45
CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,040	13,122

SUPPLEMENTARY DATA ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Acquisition of right-of-use assets	40	198

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - GENERAL:

a.	Safe-T Group Ltd. (collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global provider of cyber-security and privacy solutions to consumers and enterprises.

Set forth below are details regarding the Company’s subsidiaries as of June 30, 2022:

Name of company	In this report	Principal place of business	Nature of business activities	Percentage held directly by the Company	Rate of shares held directly or indirectly by the Company
Safe-T Data A.R Ltd.	Safe-T	Israel	Enterprise cybersecurity solutions	100%	100%
Safe-T USA Inc.		USA	Enterprise cybersecurity solutions	-	100%
NetNut Ltd.	NetNut	Israel	Enterprise privacy solutions	100%	100%
NetNut Networks LLC	NNNW	USA	Enterprise privacy solutions	-	100%
CyberKick Ltd.	CyberKick	Israel	Consumer cybersecurity and privacy solutions	100%	100%
Spell Me Ltd.		Seychelles	Consumer cybersecurity and privacy solutions	-	100%
iShield Inc.		USA	Consumer cybersecurity and privacy solutions	-	100%
RoboVPN Inc. (1)	RoboVPN	USA	Consumer cybersecurity and privacy solutions	-	100%

(1)	Incorporated on February 16, 2022.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market.

c.

The Company has suffered recurring losses from operations, has an accumulated deficit as of June 30, 2022, as well as cash outflows from operating activities in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

As a company with securities registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is required to have its interim financial statements reviewed in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these International Financial Reporting Standards interim financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 2 - BASIS OF PREPARATION:

a.	Basis of presentation

The Company’s condensed consolidated financial statements for the six months ended June 30, 2022, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2021 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

The results of operations for the six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2022, or for any other interim period.

b.	Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates. In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2021.

 NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 expect as described below.

New International Financial Reporting Standards

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in International Accounting Standard 7. The Company applied the agenda decision in the second quarter of 2022 retrospectively, with no impact on its condensed consolidated statement of cash flows or the condensed consolidated balance sheet.

NOTE 4 - DISAGGREGATED REVENUE DATA:

Set forth below is a breakdown of the Company’s revenue by revenue stream for the six-month periods ended June 30, 2022 and June 30, 2021:

	Six months ended June 30
	2022	2021
	U.S. dollars in thousands

Software as a Service	5,253	2,796
Advertising services	3,404	-
Software licenses	28	118
Software support services	113	217
	8,798	3,131

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS:

a.

Fair value disclosure

Level 1 financial instruments

As of June 30, 2022, the Company had no financial assets measured at level 1. As of December 31, 2021, the Company has equity marketable securities measured at fair value through profit or loss, which met the level 1 criteria. As of December 31, 2021, equity marketable securities totaled to $749 thousand and are presented under “short-term investments” in the condensed consolidated statements of financial position.

As of June 30, 2022 and December 31, 2021, the Company has no financial liabilities measured at level 1.

Level 2 financial instruments

As of June 30, 2022, the Company had no financial assets measured at level 2 criteria. As of December 31, 2021, the Company has debt marketable securities measured at fair value through profit or loss, which met the level 2 criteria. As of December 31, 2021, debt marketable securities totaled to $5,138 thousand and are presented under “short-term investments” in the condensed consolidated statements of financial position.

As of June 30, 2022 and December 31, 2021, the Company has no financial liabilities measured at level 2.

Level 3 financial instruments

As of June 30, 2022 and December 31, 2021, the Company has no financial assets at level 3.

As of June 30, 2022 and December 31, 2021, the Company has several financial liabilities measured at fair value through profit or loss, which met the level 3 criteria. See section b below.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

b.	Fair value measurements based on unobservable data (level 3) The following tables present the changes in level 3 instruments for the six months ended June 30, 2022 and June 30, 2021:

	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2022	488	488
Recognition of day 1 loss within profit or loss	162	162
Changes in fair value recognized within profit or loss	(434)	(434)
Balance as of June 30, 2022	216	216

	Contingent consideration	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2021	1,599	1,448	3,047
Payment of contingent consideration	(915)	-	(915)
Recognition of day 1 loss within profit or loss	-	161	161
Changes in fair value recognized within profit or loss	(434)	(56)	(490)
Balance as of June 30, 2021	250	1,553	1,803

c.

Fair value of financial assets and financial liabilities measured at amortized cost

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value. See further information in Note 7 regarding the Company’s credit line and short-term bank loans.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 6 - INTANGIBLE ASSETS:

Testing of goodwill impairment

For the six months ended June 30, 2022

As of June 30, 2022, the Company performed a goodwill impairment test for its NNNW cash-generating unit (“CGU”). The quantitative assessment for goodwill impairment included a decrease in forecasted operating results. For the purpose of the goodwill impairment test, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a 5-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the 5-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. As a result of the goodwill impairment test, the Company recorded an impairment loss of $569 thousand related to the NNNW CGU. The key assumptions used as part of the goodwill impairment test are terminal growth rate of 4%, after-tax discount rate of 22.5% and pre-tax discount rate of 26.9%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $13 thousand and $17 thousand, respectively, and could trigger a potential impairment. As of June 30, 2022, the entire amount of goodwill related to the NNNW CGU was impaired.

With respect to the NetNut and the CyberKick CGUs, during the six months ended June 30, 2022, the Company assessed triggering events for potential impairment for each of those CGUs and determined that no adjustment to the carrying value of goodwill was necessary.

For the six months ended June 30, 2021

During the six months ended June 30, 2021, the Company assessed triggering events for potential impairment for each of its CGUs and determined that no adjustment to the carrying value of goodwill was necessary.

NOTE 7 – CREDIT LINE AND SHORT-TERM BANK LOANS:

On May 25, 2022, CyberKick entered into a revolving line of credit agreement with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), in an amount of up to $2 million for a period of 12 months, at an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 5.5% per annum, to be paid quarterly for the actual withdrawn balance. The line of credit is limited at a 3X multiple on the most updated monthly revenues of CyberKick, is secured against all of the assets of CyberKick, is guaranteed by Safe-T and includes a refundable deposit by the Company of $500 thousand.

In June 2022, CyberKick borrowed an amount of $400 thousand at an interest rate of 6.68%.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 8 - EQUITY:

a.	Composition

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	June 30, 2022		December 31, 2021
Ordinary shares of no-par value	75,000,000	30,447,035	75,000,000	30,000,339

b.	Shares issuance to service providers During the six months ended June 30, 2022, the Company issued 140,135 ordinary shares to service providers for a total estimated fair value of $104 thousand.

NOTE 9 - CONTINGENT LIABILITIES:

As further described in Note 11 to the Company’s annual financial statements for the year ended December 31, 2021, on June 18, 2021, Bright Data Ltd. (“Bright Data”) filed an action against NetNut alleging infringement of two U.S. patents and later on October 11, 2021 amended its complaint to assert infringement of additional three U.S. patents, as well as a claim for alleged false advertising. On May 17, 2022, the case was dismissed with prejudice as part of a settlement by the parties.

NOTE 10 - LOSS PER SHARE:

Basic and diluted

Basic loss per share is calculated by dividing the loss attributable to Company’s owners by the weighted average number of issued ordinary shares in issue, including pre-funded warrants.

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows: the Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the period with respect to potentially dilutive shares. The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

Diluted loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive items were antidilutive.

	Six months ended June 30
	2022	2021

Loss attributable to Company’s owners (U.S. dollars in thousands)	(7,885)	(4,883)
The weighted average of the number of ordinary shares in issue (in thousands)	30,515	24,637
Basic and diluted loss per share (U.S. dollar)	(0.26)	(0.20)

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 11 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

The following tables present details of the Company’s operating segments for the six months ended June 30, 2022 and 2021:

	Consumer cybersecurity & privacy	Enterprise privacy		Enterprise cybersecurity	Consolidated	Adjustment to net loss for the period
	Six months ended June 30, 2022
	U.S. dollar in thousands

Revenues	4,990	3,667		141	8,798

Adjusted operating loss	(1,742)	(2,285	)*	(635)	-	(4,662)

Non-attributable corporate expenses						(768)
Share-based payments						(1,014)
Impairment of goodwill						(569)
Depreciation and amortization						(1,013)
Operating loss						(8,026)
Financial expenses, net						(10)
Taxes on income						151
Net loss for the period						(7,885)

	Enterprise privacy		Enterprise cybersecurity	Consolidated	Adjustment to net loss for the period
	Six months ended June 30, 2021
	U.S. dollar in thousands

Revenues	2,796		335	3,131

Adjusted operating loss	(1,023	)*	(1,969)	-	(2,992)
Non-attributable corporate expenses					(937)
Share-based payments					(567)
Contingent consideration measurement					434
Depreciation and amortization					(757)
Operating loss					(4,819)
Financial income, net					(140)
Taxes on income					76
Net loss for the period					(4,883)

*	Including legal expenses related to Bright Data action, see also Note 9.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

NOTE 12 - SUBSEQUENT EVENTS:

a.	Strategic funding

On August 8, 2022, the Company signed a strategic funding agreement with O.R.B. Spring Ltd. (“O.R.B.”) of up to $4 million to support the further growth of its consumer privacy solutions and accelerate its customer acquisition program. Under the terms of the agreement, O.R.B. will provide the Company with a cash commitment of $2 million with an additional $2 million available subject to achievement of a certain financial milestone. The funding, made through a series of cash installments through July 2023, will be allocated specifically towards the Company’s customer acquisition program for its consumer privacy solution. The Company will repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer privacy solution acquired with each funding installment. Each such funding installment shall be repaid within two years and if the repayments will not cover 100% of the installments, then the Company will cover the remaining amounts, in cash or shares, at its sole discretion. Once the investment amount has been repaid in full, the Company and O.R.B shall share the attributed revenue in equal parts (50:50) until the lapse of five years after the date on which each installment was received by the Company.

As part of the agreement, the Company granted 5,006,386 warrants that will be exercisable at prices reflecting premiums ranging from approximately 130% to 300% of share price at the time of the agreement, for periods of up to 3 years from the vesting dates of the warrants. Upon potential exercise of all warrants, the Company will receive aggregate gross proceeds of between $2 million and $4 million, based upon the amount of additional funding provided. The Company shall have the right to require the exercise of all or any portion of the warrants if the closing price of the Company’s Ordinary Shares exceeds 150% of the respective exercise price of each series of warrants for three consecutive trading days.

On August 11, 2022, O.R.B. transferred to the Company a first tranche of $1 million on account of its $2 million commitment.

b.	Options grant

On August 30, 2022, the Company’s board of directors approved an aggregate grant of 228,000 options to purchase 228,000 ordinary shares, to employees and consultants. The exercise prices of the options granted were approximately NIS 1.8 per share (approximately $0.50), their vesting schedules are over 3 years, and they will expire 10 years from the grant date.

c.	RoboVPN Technologies

On July 1, 2022, CyberKick incorporated a new wholly owned subsidiary - RoboVPN Technologies Ltd. The new company was registered in Cyprus.